Exhibit 4.9

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.
Our authorized capital stock consists of 1,100,000,000 shares, with a par value of $0.001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.
As of December 31, 2018, we had outstanding 39,852,857 shares of common stock, held of record by 21 stockholders. In addition, as of December 31, 2018, 2,218,555 shares of our common stock were subject to outstanding options, and we had no outstanding warrants exercisable.
Common Stock
Pursuant to our amended and restated certificate of incorporation, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of our company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.
Preferred Stock
The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time-to-time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.